UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       MILLSTREAM ACQUISITION CORPORATION
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   601316102
                                   ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 10, 2004
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D

CUSIP No. 57383M108                                           Page 2 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR CAPITAL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                 [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  921,003
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   921,003
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            921,003

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            17.6%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. 57383M108                                           Page 3 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR ADVISORS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  921,003
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   921,003
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            921,003

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            17.6%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 57383M108                                           Page 4 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  OTQ LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  458,997
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   458,997
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            458,997

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            9.2%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 57383M108                                           Page 5 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                  1,380,000
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,380,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,380,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            25.3%

14       Type of Reporting Person (See Instructions)

                  OO

                                                              Page 6 of 13 Pages


                  This Statement on Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the "Shares") of Millstream Acquisition Corporation (the "Issuer"). This Statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.           Security and Issuer

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 435 Devon Park Drive, Bldg. 400, Wayne, Pennsylvania 19087.

Item 2.           Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) MHR Capital Partners LP ("Capital Partners");

                  (ii) MHR Advisors LLC ("Advisors");

                  (iii) OTQ LLC ("OTQ"); and

                  (iv) Mark H. Rachesky, M.D. ("Dr. Rachesky")

                  This Statement relates to the Shares held for the accounts of Capital Partners and OTQ.

                              The Reporting Persons

                  Capital Partners is a Delaware limited partnership. The principal business of Capital Partners is investment in securities.

                  Advisors is a Delaware limited liability company and the general partner of Capital Partners. The principal business of Advisors is to provide management and advisory services to Capital Partners. Current information concerning the identity and background of the directors and officers of Advisors is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  OTQ is a Delaware limited liability company. The principal business of OTQ is investment in securities. Current information concerning the identity and background of the directors and officers of OTQ is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  Dr. Rachesky, is the managing member of Advisors and OTQ. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

                  Each Reporting Person's principal business address is 40 West 57th Street, 20th Floor, New York, N.Y. 10019.

                  During the past five years, none of the Reporting Person and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              Page 7 of 13 Pages

Item 3.           Source and Amount of Funds or Other Consideration

                  Capital Partners expended $2,762,356 of its working capital to purchase the securities reported herein as having been acquired as set forth in Annex B hereto. OTQ expended $1,378,165 of its working capital to purchase the securities reported herein as having been acquired as set forth in Annex B hereto.

                  The securities held for the accounts of Capital Partners and OTQ may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction

                  All of the Shares reported herein as having been acquired for or disposed of from the accounts of Capital Partners and OTQ were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to this Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer

                  The   information  set  forth  in  Item  4  herein  is  hereby
incorporated by reference into this Item 5.

                  (a) (i) Capital Partners and Advisors may be deemed the beneficial owner of 921,003 Shares (approximately 17.6% of the total number of Shares outstanding assuming the exercise of all warrants held for the account of Capital Partners). This number consists of A) 473,668 Shares held for the account of Capital Partners and B) 447,335 Shares issuable upon the exercise of 447,335 warrants held for the account of Capital Partners.

                      (ii) OTQ may be deemed the beneficial owner of 458,997 Shares (approximately 9.2% of the total number of Shares outstanding assuming the exercise of all warrants held for the account of OTQ). This number consists of A) 236,332 Shares held for its account and B) 222,665 Shares issuable upon the exercise of 222,665 warrants held for its account.

                      (iii) Dr. Rachesky may be deemed the beneficial owner of 1,380,000 Shares (approximately 25.3% of the total number of Shares outstanding assuming the exercise of all warrants held for the accounts of Capital Partners and OTQ). This number consists of A) 473,668 Shares held for the account of Capital Partners, B) 236,332 Shares held for the account of OTQ, C) 447,335 Shares issuable upon the exercise of warrants held for the account of Capital Partners, and D) 222,665 Shares issuable upon the exercise of warrants held for the account of OTQ.

                                                              Page 8 of 13 Pages


                  (b) (i) Capital Partners and Advisors may be deemed to have the sole power to direct the voting and disposition of the 921,003 Shares which may be deemed to be beneficially owned by Capital Partners and Advisors as described above.

                      (ii) OTQ may be deemed to have the sole power to direct the voting and disposition of the 458,997 Shares which may be deemed to be beneficially owned by OTQ as described above.

                      (iii) Dr. Rachesky may be deemed to have the sole power to direct the voting and disposition of the 1,380,000 Shares which may be deemed to be beneficially owned by Capital Partners and OTQ as described above.

                  (c) Except for the transactions listed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since January 18, 2004 by any of the Reporting Persons.

                  (d) (i) The partners of Capital Partners, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners in accordance with their partnership interests in Capital Partners.

                      (ii) The members of OTQ have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTQ in accordance with their membership interests in OTQ.

                  (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

                  Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits

                  The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 13 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 18, 2004                    MHR CAPITAL PARTNERS LP

                                        By: MHR Advisors LLC,
                                            its General Partner

                                        By: /s/ Hal Goldstein
                                           -------------------------------
                                           Hal Goldstein,
                                           Vice President


                                        MHR ADVISORS LLC

                                        By: /s/ Hal Goldstein
                                           -------------------------------
                                           Hal Goldstein
                                           Vice President

                                        OTQ LLC

                                        By: /s/ Hal Goldstein
                                           -------------------------------
                                           Hal Goldstein
                                           Authorized Signatory

                                        MARK H. RACHESKY, M.D.


                                        By: /s/ Mark H. Rachesky
                                           --------------------------------

                                                             Page 10 of 13 Pages

                                     ANNEX A

                   Directors and Officers of MHR Advisors LLC


Name/Citizenship          Principal Occupation              Business Address
----------------          --------------------              ----------------

Mark H. Rachesky, M.D.    Managing Member and Principal     40 West 57th Street
(United States)                                             20th Floor
                                                            New York, N.Y. 10019


Hal Goldstein             Vice President and Principal      40 West 57th Street
(United States)                                             20th Floor
                                                            New York, N.Y. 10019



                        Directors and Officers of OTQ LLC


Name/Citizenship          Principal Occupation              Business Address
----------------          --------------------              ----------------

Mark H. Rachesky, M.D.    Managing Member                   40 West 57th Street
(United States)                                             20th Floor
                                                            New York, N.Y. 10019


Hal Goldstein             Authorized Signatory              40 West 57th Street
(United States)                                             20th Floor
                                                            New York, N.Y. 10019



                  Except as otherwise set forth herein, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Shares. /1/

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. Item 6 is incorporated herein by reference.




--------------------------------------
/1/ Mr Goldstein is a beneficial owner of the Shares through his ownership of interests in Advisors and OTQ.

                                                             Page 11 of 13 Pages

                                     ANNEX B


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                       MILLSTREAM ACQUISITION CORPORATION



                          Date of         Nature of    Number of
For the Account of        Transaction     Transaction  Securities     Price
------------------        -----------     -----------  ----------     -----

MHR Capital Partners LP   July 30, 2003       Buy       133,667      $6.00/unit
                                                         units

OTQ LLC                   July 30, 2003       Buy        66,333      $6.00/unit
                                                         units

MHR Capital Partners     March 10, 2004       Buy        6,667       $7.13/unit
                                                         units

OTQ LLC                  March 10, 2004       Buy        3,333       $7.13/unit
                                                         units

MHR Capital Partners     March 10, 2004       Buy      286,667     $5.225/share
                                                        shares

OTQ LLC                  March 10, 2004       Buy      143,333     $5.225/share
                                                        shares

MHR Capital Partners     March 10, 2004       Buy      166,667        $1.026/wt
                                                       warrants

OTQ LLC                  March 10, 2004       Buy        83,333       $1.026/wt
                                                       warrants

MHR Capital Partners     March 12, 2004       Buy        46,667     $5.23/share
                                                        shares

OTQ LLC                  March 12, 2004       Buy        23,333     $5.23/share
                                                         units


Note: One Unit equals one common share plus two warrants

                                                             Page 12 of 13 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------
A.       Joint Filing  Agreement,  dated as of March 18, 2004,
         by and between MHR Capital Partners LP, MHR Advisors LLC,
         OTQ LLC and Mark H. Rachesky, M.D........................            13

                                                             Page 13 of 13 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Millstream Acquisition Corporation, dated as of March 18, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: March 18, 2004                    MHR CAPITAL PARTNERS LP

                                        By: MHR Advisors LLC,
                                            its General Partner

                                        By: /s/ Hal Goldstein
                                           -------------------------------
                                           Hal Goldstein,
                                           Vice President


                                        MHR ADVISORS LLC

                                        By: /s/ Hal Goldstein
                                           -------------------------------
                                           Hal Goldstein
                                           Vice President

                                        OTQ LLC

                                        By: /s/ Hal Goldstein
                                           -------------------------------
                                           Hal Goldstein
                                           Authorized Signatory

                                        MARK H. RACHESKY, M.D.


                                        By: /s/ Mark H. Rachesky
                                           --------------------------------